

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

Via E-mail
Mr. Gary A. Corless, President and Chief Executive Officer
PSS World Medical, Inc.
4345 Southpoint Blvd.
Jacksonville, Florida 32216

> **Re:** **PSS World Medical, Inc.**
> **Amendment No. 1 to Form PREM 14A**
> **Filed December 26, 2012**
> **File No. 000-23832**

Dear Mr. Corless:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 21

1. We note your response to comments 5 and 13 of our letter dated December 14, 2012. In particular, we note that you "believe delivery of the payoff letter is not a requirement for consummation of the merger." We also note, however, that Section 6.2 appears to condition McKesson's obligation to effect the merger on PSS having performed all obligations required to be performed by it under the agreement. And PSS's obligations appear to include the payoff letter referenced in Section 5.14. It is unclear if you believe McKesson would be obligated to complete the merger if PSS World Medical does not comply with Section 5.14, if you believe McKesson would not be obligated but would waive its ability to not complete the merger, or otherwise. Please revise the Background to address the extent to which the payoff letter was negotiated among material terms of the agreement.

Other

2. Please provide a copy of the complaint referenced on page 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director